SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30905; File No. 812-14124]

KKR Series Trust and Prisma Capital Partners LP; Notice of Application

February 4, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend sub-advisory agreements with Wholly-Owned Sub-Advisers (as defined below)

and non-affiliated sub-advisers without shareholder approval and would grant relief from certain

disclosure requirements.

Applicants: KKR Series Trust (the "Trust"), and Prisma Capital Partners LP ("Prisma").

Filing Dates: The application was filed on February 15, 2013, and amended on June 25, 2013, and

November 6, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on March 3, 2014, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. The Trust, c/o Nicole J. Macarchuk, Esq., KKR Asset Management LLC, 555 California Street, 50th Floor, San Francisco, California 94104; and Prisma, c/o Francis J. Conroy and Vince Cuticello, Esq., Prisma Capital Partners LP, One Penn Plaza, Suite 3515, New York, New York 10119.

<u>For Further Information Contact</u>: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>

1.   The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the Act. The Trust may offer one or more series of shares (each a "Series" and collectively, "Series") with its own distinct investment objectives, policies and restrictions. Prisma is the investment adviser to KKR Alternative Strategies Fund, a series of the Trust (the "Multi-Manager Fund"). Prisma is a Delaware limited partnership and is a subsidiary of KKR & Co. L.P. [1]

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[1] The Trust and Prisma, together, the "Applicants." Prisma or another investment adviser controlling, controlled by or under common control with Prisma or its successors, each, an "Adviser." For purposes of the requested order, "successor" is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization. Prisma is, and any other Adviser will be, registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act").

2.   Applicants request an order to permit the Adviser, subject to the approval of the

board of trustees of the Trust (the "Board"), including a majority of the trustees who are not

"interested persons," as defined in section 2(a)(19) of the Act, of the Series or the Adviser

("Independent Trustees"), to, without obtaining shareholder approval: (i) select Sub-Advisers to

manage all or a portion of the assets of a Sub-Advised Series and enter into Sub-Advisory

Agreements (as defined below) with the Sub-Advisers, and (ii) materially amend Sub-Advisory

Agreements with the Sub-Advisers.[2] Applicants request that the relief apply to the Applicants,

as well as to any future Series and any other existing or future registered open-end management

investment company or series thereof that is advised by an Adviser, uses the multi-manager

structure described in the application ("Multi-Manager Structure"), and complies with the terms

and conditions of the application ("Sub-Advised Series").[3]

3.   Prisma will serve as the investment adviser to the Multi-Manager Fund pursuant

to an investment advisory agreement with the Trust (the "Investment Management Agreement").

The Investment Management Agreement was approved by the Board, including a majority of the

Independent Trustees, and prior to the commencement date, will be approved by the initial

shareholder of the Multi-Manager Fund as required by sections 15(a) and 15(c) of the Act and

rule 18f-2 thereunder. The terms of the Investment Management Agreements comply with

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[2] Shareholder approval will continue to be required for any other sub-adviser change (not otherwise permitted by rule and material amendments to an existing sub-advisory agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser (all such changes referred to as "Ineligible Affiliated Sub-Adviser Changes").

[3] The Trust is the only registered open-end investment company that currently intend to rely on the requested order. The Multi-Manager Fund is the only Series that currently intends to be a Sub-Advised Series. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in the application. The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in Section 2(a)(3) of the Act, of the Trust, a Sub-Advised Series, or an Adviser, other than by reason of serving as a sub-adviser to one or more of the Sub-Advised Series ("Affiliated Sub-Adviser").

section 15(a) of the Act. Each other Investment Management Agreement will comply with

section 15(a) of the Act and will be similarly approved.

4.   Under the terms of the Investment Management Agreement, Prisma, subject to the

supervision of the Board, will provide continuous oversight of the investment management of the

assets of the Multi-Manager Fund. For its services to the Multi-Manager Fund under the

Investment Management Agreement, Prisma will receive an investment management fee from

the Multi-Manager Fund based on the average daily net assets of the Multi-Manager

Fund. Consistent with the contemplated Multi-Manager Structure, Prisma may, subject to the

approval of the Board, including a majority of the Independent Trustees, delegate portfolio

management responsibilities of all or a portion of the assets of the Multi-Manager Fund to one or

more Sub-Advisers.[4]

5.   Pursuant to the Investment Management Agreement, Prisma has overall

responsibility for the management of the Multi-Manager Fund; these responsibilities include

recommending the removal or replacement of Sub-Advisers, determining the portion of the

Multi-Manager Fund's assets to be managed by any given Sub-Adviser and reallocating those

assets as necessary from time to time.

6.   Pursuant to the authority under the Investment Management Agreement, Prisma

will be permitted to enter into investment sub-advisory agreements with Sub-Advisers

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4 As used herein, a "Sub-Adviser" for a Series may be: (1) an indirect or direct "wholly-owned subsidiary"
(as such term is defined in the Act) of the Adviser for that Series, or (2) a sister company of the Adviser for
that Series that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the
same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a "Wholly-Owned
Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers"), or (3) not an "affiliated person" (as
such term is defined in section 2(a)(3) of the Act) of the Series, the Trust, or an Adviser, except to the extent
that an affiliation arises solely because the sub-adviser serves as a Sub-Adviser to a Series (each a "Non-
Affiliated Sub-Adviser").

("Sub-Advisory Agreements") on behalf of the Multi-Manager Fund.[5] The terms of each Sub-Advisory Agreement will comply fully with the requirements of section 15(a) of the Act. The Sub-Advisory Agreements will be approved by the Board, including a majority of the Independent Trustees, in accordance with sections 15(a) and 15(c) of the Act. The Sub-Advisers, subject to the supervision of Prisma and oversight of the Board, will determine the securities and other instruments to be purchased, sold or entered into by the Multi-Manager Fund's portfolio or a portion thereof, and will place orders with brokers or dealers that they select. Prisma will compensate each Sub-Adviser out of the fee paid to Prisma under the Investment Management Agreement.

7. Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Series, that Sub-Advised Series will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement;[6] and (b) the Sub-Advised Series will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information

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[5] If the name of any Series contains the name of a Sub-Adviser, that name will be preceded by the name of the Adviser.

[6] A "Multi-Manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Series.

A "Multi-Manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the order to permit Aggregate Fee Disclosure, as defined below. Multi-Manager Information Statements will be filed with the Commission via the EDGAR system.

Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Applicants state that, in the circumstances described in the application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement. Applicants state that the Board would comply with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending Sub-Advisory Agreements.

8. Applicants also request an order exempting the Sub-Advised Series from certain disclosure obligations that may require the Applicants to disclose fees paid by the Adviser to each Sub-Adviser. Applicants seek relief to permit each Sub-Advised Series to disclose (as a dollar amount and a percentage of the Sub-Advised Series' net assets): (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; and (b) the aggregate fees paid to Non-Affiliated Sub-Advisers (the "Aggregate Fee Disclosure"). If a sub-adviser, other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, is employed to provide management services to a Sub-Advised Series, that Sub-Advised Series will provide separate disclosure of any fees paid to such sub-adviser.

Applicants' Legal Analysis:

1. Section 15(a) of the Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company." Rule 18f-2 under the Act states that any "matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the

outstanding voting securities of each class or series of stock affected by such matter." Further, rule

18(f)-2(c)(1) under the Act provides that a vote to approve an investment advisory contract

required by section 15(a) of the Act "shall be deemed to be effectively acted upon with respect to

any class or series of securities of such registered investment company if a majority of the

outstanding voting securities of such class or series vote for the approval of such matter."

2.   Form N-1A is the registration statement used by open-end investment companies.

Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement

of additional information the method of computing the "advisory fee payable" by the investment

company, including the total dollar amounts that the investment company "paid to the adviser

(aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not

affiliated persons of the adviser, under the investment advisory contract for the last three fiscal

years."

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered

investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii),

22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a

shareholder meeting at which the advisory contract will be voted upon to include the "rate of

compensation of the investment adviser," the "aggregate amount of the investment adviser's fee," a

description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is

proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be

included as part of a registered investment company's registration statement and shareholder

reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect the Adviser, subject to review and approval of the Board, to select Sub-Advisers who the Adviser believes can achieve the Sub-Advised Series' investment objectives. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Sub-Advised Series are paying the Adviser – the selection, supervision and evaluation of the Sub-Advisers, including Wholly-Owned Sub-Advisers – without incurring unnecessary delays or expenses is appropriate in the interest of the Sub-Advised Series' shareholders and will allow such Sub-Advised Series to operate more efficiently. Applicants state that each Investment Management Agreement will continue to be fully subject to section 15(a) of the Act and rule 18f-2 under the Act, and was approved by the Board, including a majority of the Independent Trustees, in the manner required by sections 15(a) and 15(c) of the Act. Applicants are not seeking an exemption with respect to the Investment Management Agreements.

7.   Applicants assert that disclosure of the individual fees that the Adviser would pay to the Sub-Advisers would not serve any meaningful purpose. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and, therefore, shareholders will know what the Sub-Advised Series' fees and expenses are and will be able to compare the advisory fees a Sub-Advised Series is charged to those of other investment companies. Applicants assert that the requested relief would benefit shareholders of the Sub-Advised Series because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. Applicants assert that the Adviser's ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser.   Applicants state that if the Adviser is not required to disclose the Sub-Advisers' fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts. Applicants submit that the relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

8.   For the reasons discussed above, Applicants submit that the requested relief meets the standards for relief under section 6(c) of the Act. Applicants state that the operation of the Sub-Advised Series in the manner described in the application must be approved by shareholders of a Sub-Advised Series before that Sub-Advised Series may rely on the requested relief. In addition, Applicants state that the proposed conditions to the requested relief are designed to ensure that shareholder interests are adequately protected through Board oversight. Applicants assert that conditions 6, 7, 10 and 11 are designed to provide the Board with sufficient independence and the

resources and information it needs to monitor and address any conflicts of interest. Applicants

state that, accordingly, they believe the requested relief is necessary or appropriate in the public

interest and consistent with the protection of investors and the purposes fairly intended by the

policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the

following conditions:[7]

1.   Before a Sub-Advised Series may rely on the order requested in the application,

the operation of the Sub-Advised Series pursuant to the Multi-Manager Structure, including the

hiring of Wholly-Owned Sub-Advisers, will be approved by a majority of the Sub-Advised

Series' outstanding voting securities, as defined in the Act, which in the case of a Sub-Advised

Series whose public shareholders purchase shares on the basis of a prospectus containing the

disclosure contemplated by condition 2 below, will be by the sole initial shareholder before

offering the Sub-Advised Series' shares to the public.

2.   The prospectus for each Sub-Advised Series will disclose the existence, substance,

and effect of any order granted pursuant to the application. Each Sub-Advised Series will hold

itself out to the public as employing the Multi-Manager Structure described in the application. A

Sub-Advised Series' prospectus will prominently disclose that the Adviser has the ultimate

responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend

their hiring, termination and replacement.

3.   The Adviser will provide general management services to a Sub-Advised Series,

including overall supervisory responsibility for the general management and investment of the

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[7] Applicants will only comply with conditions 8 and 12 if they rely on the relief that would allow them to
provide Aggregate Fee Disclosure.

Sub-Advised Series' assets. Subject to review and approval of the Board, the Adviser will (a) set a Sub-Advised Series' overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Sub-Advised Series' assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Sub-Advised Series' investment objective, policies and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate a Sub-Advised Series' assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4. A Sub-Advised Series will not make any Ineligible Affiliated Sub-Adviser Changes without the approval of the shareholders of the applicable Sub-Advised Series.

5. A Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6. At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

7. Independent Legal Counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

8. The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9.   Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.   Whenever a sub-adviser change is proposed for a Sub-Advised Series with an Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Sub-Advised Series and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11.   No Board member or officer of a Sub-Advised Series or any partner, director, manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (i) ownership of interests in the Adviser or any entity, other than a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12.   Each Sub-Advised Series will disclose the Aggregate Fee Disclosure in its registration statement.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary